Exhibit 4.0(vi)
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, OceanFirst Financial Corp. (“OceanFirst”), the registrant and the registered banking holding Company or OceanFirst Bank N.A. (“OceanFirst Bank”) had one class of security registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, par value $0.01 per share (“Common Stock”).
Description of Capital Stock
The following is a brief description of the terms of the capital stock of the OceanFirst. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Delaware General Corporation Law (“DGCL”), OceanFirst’s certificate of incorporation, as amended, and OceanFirst’s bylaws, and, where applicable, federal banking law. Copies of OceanFirst’s certificate of incorporation and amended and restated bylaws have been filed with the SEC and are also available upon request from OceanFirst.
Common Stock
OceanFirst’s certificate of incorporation currently authorizes the issuance of up to 150,000,000 shares of common stock. As of December 31, 2019, there were (i) 51,991,856 shares of OceanFirst common stock issued and 50,405,048 shares outstanding, (ii) 1,586,808 shares of OceanFirst common stock held in treasury, (iii) 104,611 shares of OceanFirst common stock reserved for issuance in respect of awards of restricted OceanFirst common stock or 261,527 shares upon the exercise of outstanding stock options to purchase shares of OceanFirst common stock granted under certain OceanFirst equity compensation plans and the equity compensation plans of acquired companies, (iv) 27,339 shares reserved for issuance upon the exercise of warrants assumed in connection with the acquisition of Colonial American Bank, and (v) no other shares of capital stock or equity or voting securities of OceanFirst issued, reserved for issuance or outstanding.
OceanFirst common stock is currently listed on the Nasdaq under the symbol “OCFC.”
Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provisions
OceanFirst common stock does not have preemptive rights, redemption rights, conversion rights, or any sinking fund or redemption provisions.
Voting Rights
The holders of OceanFirst common stock have exclusive voting rights in OceanFirst. They elect the OceanFirst board and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the OceanFirst board. Generally, holders of common stock are entitled to one vote per share and do not have any right to cumulate votes in the election of directors. OceanFirst’s certificate of incorporation provides that stockholders who beneficially own in excess of 10% of the then-outstanding shares of OceanFirst common stock are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity. If OceanFirst issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote, which is calculated after giving effect to the provision in OceanFirst’s certificate of incorporation limiting voting rights as described above. OceanFirst stockholders are not permitted to act by written consent.
Liquidation Rights
In the event of OceanFirst’s liquidation, dissolution or winding up, holders of common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of OceanFirst available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution. In the event of any liquidation, dissolution or winding up of OceanFirst Bank, OceanFirst, as the holder of 100% of OceanFirst Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of OceanFirst Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of OceanFirst Bank available for distribution.

Dividend Rights
Holders of OceanFirst common stock are entitled to receive ratably such dividends as may be declared by the OceanFirst board out of legally available funds. The ability of the OceanFirst board to declare and pay dividends on OceanFirst common stock is subject to the terms of applicable Delaware law and banking regulations. If OceanFirst issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends. OceanFirst’s principal source of income is dividends that are declared and paid by OceanFirst Bank on its capital stock. Therefore, OceanFirst’s ability to pay dividends is dependent upon its receipt of dividends from OceanFirst Bank. Insured depository institutions such as OceanFirst Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. In the future, any declaration and payment of cash dividends will be subject to the OceanFirst board’s evaluation of OceanFirst’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by OceanFirst in the future will also be subject to certain other legal and regulatory limitations and ongoing review by OceanFirst’s banking regulators.
Restrictions on Ownership
Banking laws impose notice, approval and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. These laws include the Bank Holding Company Act and the Change in Bank Control Act. Among other things, these laws require regulatory filings by a stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. The determination whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. OceanFirst is a bank holding company and therefore the BHC Act would require any “bank holding company” (as defined in the BHC Act) to obtain prior approval of the Federal Reserve Board before acquiring more than 5% of OceanFirst common stock. Any person (other than a bank holding company) is required to provide prior notice to the FRB before acquiring 10% or more of OceanFirst common stock under the Change in Bank Control Act. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. Any person (other than an individual) who (a) owns, controls or has the power to vote 25% or more of any class of OceanFirst’s voting securities; (b) has the ability to elect or appoint a majority of the OceanFirst board; or (c) otherwise has the ability to exercise a “controlling influence” over OceanFirst, is subject to regulation as a bank holding company under the BHC Act.
Preferred Stock
OceanFirst’s certificate of incorporation authorizes the OceanFirst board, without further stockholder action, to issue up to 5,000,000 shares of preferred stock. OceanFirst’s certificate of incorporation further authorizes the OceanFirst board, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. As of December 31, 2019, there were no shares of OceanFirst preferred stock outstanding. Preferred stock may be issued with preferences and designations as the OceanFirst board may from time to time determine. The OceanFirst board may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting power of the holders of OceanFirst common stock and may assist management in impeding an unfriendly takeover or attempted change in control.
Applicable Anti-Takeover
Set forth below is a summary of the provisions of the Certificate of Incorporation and the Bylaws that could have the effect of delaying or preventing a change in control of the Company. The following description is only a summary and it is qualified by reference to the Certificate of Incorporation, the Bylaws and relevant provisions of the Delaware General Corporation Law.
Blank Check Preferred Stock
The Certificate of Incorporation authorizes 5,0000,000 undesignated shares of Preferred Stock and permits our Board of Directors to issue Preferred Stock with rights or preferences that could impede the success of any attempt to change control of the Company. For example, our Board of Directors, without stockholder approval, may create or issue Preferred Stock with conversion rights that could adversely affect the voting power of the holders of our Common Stock as well as rights to such Preferred Stock, in connection with implementing a stockholder rights plan. This provision may be deemed to have a potential anti-takeover effect, because the issuance of such Preferred Stock may delay or prevent a change of control of the Company. Furthermore, shares of Preferred Stock, if any are issued, may have other rights, including economic rights, senior to Common Stock, and, as a result, the issuance thereof could depress the market price of our Common Stock.

No Cumulative Voting
The Certificate of Incorporation and the Bylaws do not provide holders of our Common Stock cumulative voting rights in the election of directors. The absence of cumulative voting could have the effect of preventing stockholders holding a minority of our shares of Common Stock from obtaining representation on our Board of Directors. The absence of cumulative voting might also, under certain circumstances, render more difficult or discourage a merger, tender offer or proxy contest favored by a majority of our stockholders, the assumption of control by a holder of a large block of our stock or the removal of incumbent management.
Advance Notice Requirements for Stockholder Proposals and Director Nominees
The Bylaws require stockholders seeking to make nominations of candidates for election as directors or to bring other business before a meeting of our stockholders to provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to the Secretary at our principal executive offices not less than ninety (90) days prior to the date of the annual meeting; provided, however, that in the event that less than one hundred (100) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder’s notice must include certain information about the stockholder and the nominee or proposal as specified in the Bylaws. These advance notice provisions may restrict the ability of the stockholders to make nominations for directors at or bring business before a meeting of the Company’s stockholders.
Business Combinations with an Interested Stockholder
The OceanFirst is also subject to Section 203 of the DGCL. Section 203 prohibits the Company from engaging in any business combination (as defined in Section 203) with an “interested stockholder” for a period of three years subsequent to the date on which the stockholder became an interested stockholder unless:

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prior to such date, the Company’s board of directors approve either the business combination or the transaction in which the stockholder became an interested stockholder;upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions); or

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the business combination is approved by the Company’s board of directors and authorized by a vote (and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

For purposes of Section 203, an “interested stockholder” is defined as an entity or person beneficially owning 15% or more of the Company’s outstanding voting stock, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person. A “business combination” includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder.
Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to the Company and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.
In addition, OceanFirst’s certificate of incorporation provides that a business combination with an interested stockholder requires the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of voting stock of OceanFirst subject to the 10% voting restriction. The super-majority vote is not required for a business combination with an interested stockholder that is approved by a majority of disinterested directors or meets certain consideration value requirements. An interested stockholder is defined as (1) any person who beneficially owns 10% or more of the voting power of OceanFirst’s voting stock; (2) an affiliate or associate of OceanFirst who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of OceanFirst; or (3) an assignee of shares of voting stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any interested stockholder.
Such provisions may have the effect of deterring hostile takeovers or delaying changes in control of management or the Company.